2900 Westchester Avenue
Purchase, New York 10577

JACKSON
NATIONAL LIFE INSURANCE COMPANY
OF NEW YORK

ENDORSEMENT

This Endorsement forms a part of the Contract to which it is attached. The effective date of the Endorsement is the Issue Date of the Contract. In the event of any conflict between the provisions of the Contract and this Endorsement, the provisions of this Endorsement will control.

The following language is added to the **GENERAL PROVISIONS** section of the Contract:

"**FEDERAL INCOME TAX.** Pursuant to Section 3 of the federal Defense of Marriage Act ("DOMA"), same-sex marriages currently are not recognized for purposes of federal law. Therefore, the favorable income-deferral options afforded by federal tax law to an opposite-sex spouse under Internal Revenue Code sections 72(s) and 401(a)(9) are currently NOT available to a same-sex spouse. Same-sex spouses who own or are considering the purchase of annuity products that provide benefits based upon status as a spouse should consult a tax advisor. To the extent that an annuity contract or certificate accords to spouses other rights or benefits that are not affected by DOMA, same sex spouses remain entitled to such rights or benefits to the same extent as any annuity holder's spouse."

Signed for the Jackson National Life
Insurance Company of New York

SPECIMEN

President and Chief Executive Officer